Filed by: Triton International Limited

Commission File No.: 001-37827

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Triton International Limited (Commission File No.: 001-37827)

The following communications were made available by Triton International Limited on its website on April 18, 2023 to provide responses to certain frequently asked questions.

……

Brookfield Infrastructure Transaction

ABOUT THE TRANSACTION

•	What are the details of Brookfield’s acquisition of Triton International?

•

Triton International Limited (NYSE: TRTN) (“Triton” or the “Company”) and Brookfield Infrastructure Partners L.P. (NYSE: BIP, TSX: BIP.UN) (“BIP”), through its subsidiary Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) (“BIPC”) and its institutional partners (collectively, “Brookfield Infrastructure”), entered into a definitive agreement for Triton to be acquired by Brookfield Infrastructure in a cash and stock transaction.

•

The transaction values the Company’s common shares at $4.7 billion, or $85 a share, a 35% premium to Triton’s closing share price on April 11, 2023, the last trading day before the transaction was announced, and represents a total enterprise value for the Company of approximately $13.3 billion.

•	Triton will operate as a fully stand-alone business, owned by Brookfield.

•

For more information regarding the transaction, see our press release here: Triton International to be Acquired by Brookfield Infrastructure in a $13.3 Billion Take-Private Transaction | Triton International.

•	What is the strategic rationale for this transaction?

•	This transaction provides Brookfield Infrastructure with a high going-in cash yield, strong downside protection, and a platform for growth in the transportation and logistics sector.

•

The transaction consideration also provides Triton shareholders an immediate and certain premium over the trading price of the Triton common shares as well as the opportunity to benefit from owning a globally diversified portfolio of infrastructure assets within a platform that has a proven history of generating long-term value for its shareholders.

•	What consideration will be paid to the holders of Triton’s common shares?

•	The total consideration of $85.00 per Triton common share will consist of $68.50 in cash and BIPC class A exchangeable shares (“BIPC Shares”), valued at $16.50 subject to the collar described below.

•	This consideration represents a 35% premium to the closing share price of Triton’s common shares on April 11, 2023 and a 34% premium to the then 30-day VWAP of the common shares.

•

Triton common shareholders will be able to elect to receive the mixed cash/stock consideration described above, or all-cash or all-stock consideration, subject to proration to the extent cash or stock is oversubscribed.

•	Regardless of the mix elected, the value per share will be equalized shortly before closing, such that the value of each election choice will be substantially the same.

•	How does the collar on the stock consideration work?

•

The stock portion of the consideration is subject to a collar, ensuring Triton common shareholders receive a number of BIPC Shares equal to $16.50 in value for every Triton common share if the VWAP of BIPC Shares (measured over a ten trading day period ending two days prior to closing) (the “BIPC Final Stock Price”) is between $42.36 and $49.23.

•

Triton common shareholders will receive 0.390 BIPC Shares for each Triton common share if the BIPC Final Stock Price is below $42.36, and 0.335 BIPC Shares for each Triton common share if the BIPC Final Stock Price is above $49.23.

•	How many BIPC Shares will Triton common shareholders receive at closing?

•	With the collar, between 18.4 and 21.3 million BIPC Shares will be issued to Triton common shareholders.

•	When is the transaction expected to close?

•	The transaction is expected to close in the fourth quarter of 2023.

•

The transaction is subject to customary closing conditions, including the approval of Triton’s shareholders and the receipt of required competition law approvals from certain jurisdictions, including the United States, the European Union and China. Approval of the transaction by CFIUS is also required.

EFFECTS OF THE TRANSACTION ON THE COMPANY’S SECURITIES

•	Will Triton continue to pay dividends on its common shares until the closing?

•	Triton expects to continue to pay regular quarterly dividends on common shares during the pendency of the transaction at the current rate of $0.70 cents per share.

•	What will happen to the common shares at closing?

•	The common shares will be converted into the merger consideration described above and delisted from the New York Stock Exchange (the “NYSE”).

•	Will Triton continue to pay dividends on its preference shares?

•	Yes, Triton expects to continue paying normal quarterly dividends on its preference shares.

•	What will happen to the preference shares at closing?

•

The preference shares will remain outstanding immediately following the transaction and remain entitled to the same dividends and other preferences and privileges that they currently have, with the preferred share dividends remaining an obligation of Triton.

•	Triton expects that the preference shares will continue to be listed on the NYSE immediately following the closing.

•	What rights do the preference shares have following the closing?

•	The preference shares will have the same rights that exist today

•

Preference share dividends rank senior to common shares so no cash dividends may be declared or paid on common shares unless full cumulative dividends have been paid on all preference shares through the most recent payment dates.

•

Holders of preference shares will retain the right to elect two directors to the post-merger Triton board if dividends are unpaid for six or more quarters (whether or not consecutive), until such time as all unpaid dividends have been paid.

•	Will the preference shares be converted or redeemed as part of the transaction due to a change of control?

•

No, the preference shares are not redeemable, as a result of this transaction, unless the change of control is accompanied or followed by a ratings downgrade and is not available if (i) the acquiror has shares listed or quoted on the NYSE, the NYSE American or Nasdaq, and (ii) the preference shares remain continuously listed or quoted on the NYSE, the NYSE American or Nasdaq. Each series of preferred shares is redeemable at the option of the Company beginning five years after original issuance pursuant to its terms.

•	Because BIP and BIPC are both NYSE listed, holders of the preference shares will not have a conversion right, so long as the preference shares remain NYSE listed.

•

S&P Global Ratings recently indicated that it is reviewing Triton’s preference shares for a ratings upgrade should the transaction be consummated, and Fitch affirmed its rating on the preference shares with a stable outlook.

•	In addition, Triton expects that the preference shares will continue to be listed on the NYSE immediately following the closing, the same as they are today.

•	Will Triton’s senior notes remain outstanding following the transaction?

•	Yes, the Company currently expects that its senior notes will remain outstanding following the transaction.

•	Will holders of Triton’s senior notes have the right to require Triton to redeem notes solely due to the change of control?

•	No, the senior notes may only be redeemed upon the occurrence of a “Change of Control Triggering Event”, which occurs upon both a change of control and a ratings downgrade.

•	S&P Global Ratings recently indicated that it is reviewing Triton’s senior notes for a ratings upgrade should the transaction be consummated, and Fitch affirmed its ratings with a stable outlook.

•	What is the current status of Triton’s share buyback program?

•	Triton has suspended the Company’s share repurchase program.

•	What are the tax consequences of the transaction?

•

The transaction is expected to be taxable, regardless of the stock/cash consideration that the shareholder elects to receive. Triton anticipates filing a proxy statement/prospectus in the coming weeks with further information.

•	Will Triton issue a Form 1099 or a K-1 for the dividends on its preference shares after the merger closes?

•	Triton will continue to issue Form 1099s for the dividend on our preference shares.

•	Will Triton continue to file reports (Forms 10-K and 10-Q) with the SEC?

•

Yes, Triton intends to continue its SEC reporting to provide appropriate financial and operating information to investors in its NYSE-listed preference shares and to comply with its obligations under its outstanding debt securities.

•	Will Triton continue to hold conference calls for quarterly earnings prior to closing?

•	No, in light of this pending acquisition, Triton will not hold further earnings conference calls.

ABOUT BROOKFIELD

•	Who is Brookfield Infrastructure?

•	Brookfield Infrastructure is the infrastructure arm of Brookfield Asset Management, a global alternative asset manager with approximately $800 billion of assets under management.

•

Brookfield Infrastructure is one of the world’s largest and most highly respected infrastructure owners and operators, with high-quality, long-life assets in the utilities, transport, midstream and data sectors globally. They focus on assets with contracted revenues that generate predictable and stable cash flows. For more information, visit https://bip.brookfield.com.

•	Does Brookfield Infrastructure have a presence in Triton’s industry or in similar industries?

•	Brookfield Infrastructure has substantial investments in the transportation sector, but Triton will be their first investment in the container leasing sector.

•	What is the difference between BIP and BIPC?

•

BIPC is a subsidiary of BIP and offers an economically equivalent security in the form of a traditional corporate structure. Economic equivalency to BIP is achieved through the exchangeability for BIP units on a one-for-one basis at any time at the option of the holder, as well as a dividend that is identical in amount and timing. BIPC was created to provide investors with greater flexibility in how they can access BIP’s globally diversified portfolio of high-quality infrastructure assets.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals and failure to obtain the requisite vote by the shareholders of Triton International Limited (“Triton”)) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Triton to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing and rating agency actions; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Triton’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Triton’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Triton’s common shares or the Class A exchangeable subordinate voting shares (“BIPC Shares”) of Brookfield Infrastructure Corporation (“BIPC”) and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Triton’s off-hire containers; Triton’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Triton’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Triton’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Triton’s operations from failures of, or attacks on, Triton’s information technology systems; disruption to Triton’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Triton’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Triton’s business described in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of its Annual Report on Form 10-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), and BIPC’s business described in the “Risk Factors” and “Forward-Looking Statements” sections of its Annual Report on Form 20-F, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Triton and BIPC assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Triton and BIPC do not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, BIPC intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement for a special meeting of Triton’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the BIPC Shares that will be issued in the proposed transaction. Each of BIPC and Triton may also file other relevant documents with the SEC and, in the case of BIPC, with the applicable Canadian securities regulatory authorities, regarding the proposed acquisition. This communication is not a substitute for the registration statements, the proxy statement/prospectus (if and when available) or any other document that

BIPC or Triton may file with the SEC and, in the case of BIPC, with the applicable Canadian securities regulatory authorities, with respect to the proposed transaction. The definitive proxy statement/prospectus will be mailed to Triton’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BIPC, TRITON AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about BIPC, Triton and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC or applicable Canadian securities regulatory authorities by BIPC will be made available free of charge on BIPC’s website at https://bip.brookfield.com/bip/reports-filings/regulatory-filings. Copies of documents filed with the SEC by Triton will be made available free of charge on Triton’s investor relations website at https://www.tritoninternational.com/investors.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

BIPC, Triton and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Triton’s shareholders in connection with the proposed transaction. Information about Triton’s directors and executive officers is set forth in the proxy statement for Triton’s 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 15, 2023. Information about BIPC’s directors and executive officers is set forth in BIPC’s Annual Report on Form 20-F, which was filed with the SEC on March 17, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other relevant materials regarding the acquisition to be filed with the SEC in respect of the proposed transaction when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.